UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

YuMe, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

98872B104
(CUSIP Number)

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI CAPITAL YANKEE, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,683,632
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,683,632
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,683,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,433
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 72,433
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,433
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,756,065
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,756,065
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,756,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,756,065
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,756,065
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,756,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON JAMES A. DUNN, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,756,065
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,756,065
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,756,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON DARREN C. WALLIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,756,065
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,756,065
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,756,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98872B104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of AVI Yankee and AVI LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 2,683,632 Shares owned directly by AVI Yankee is approximately $13,905,259, excluding brokerage commissions. The aggregate purchase price of the 72,433 Shares owned directly by AVI LP is approximately $372,038, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons are disappointed that the Issuer does not provide full financial transparency regarding the Issuer’s domestic and international business units.  The Reporting Persons have engaged, and expect to continue to engage, in discussions with management and the Board of Directors of the Issuer, shareholders and other third parties relating to such matters, and may make recommendations regarding corporate strategy, capital allocation, financial performance, and board composition to increase shareholder value.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 33,044,651 Shares outstanding, as of October 31, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2014.

A.	AVI Yankee

(a)	As of the close of business on February 23, 2015, AVI Yankee beneficially owned 2,683,632 Shares.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 2,683,632
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,683,632
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by AVI Yankee since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 98872B104

B.	AVI LP

(a)	As of the close of business on February 23, 2015, AVI LP beneficially owned 72,433 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 72,433
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 72,433
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by AVI LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	AVI Partners

(a)	AVI Partners, as the general partner of each of AVI Yankee and AVI LP, may be deemed to beneficially own the 2,756,065 Shares owned in the aggregate by AVI Yankee and AVI LP.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 2,756,065
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,756,065
4. Shared power to dispose or direct the disposition: 0

(c)
AVI Partners has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of AVI Yankee and AVI LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.           AVI Management

(a)	AVI Management, as the investment manager of each of AVI Yankee and AVI LP, may be deemed to beneficially own the 2,756,065 Shares owned in the aggregate by AVI Yankee and AVI LP.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 2,756,065
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,756,065
4. Shared power to dispose or direct the disposition: 0

(c)
AVI Management has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of AVI Yankee and AVI LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 98872B104

E.	Messrs. Dunn and Wallis

(a)
Each of Messrs. Dunn and Wallis, as a managing partner of AVI Partners and a managing member of AVI Management, may be deemed to beneficially own the 2,756,065 Shares owned in the aggregate by AVI Yankee and AVI LP.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,756,065
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,756,065

(c)
None of Messrs. Dunn or Wallis has entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of AVI Yankee and AVI LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 98872B104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2015	AVI CAPITAL YANKEE, LP

	By:	AVI Partners, LLC, its general partner

	By:	/s/ Darren C. Wallis
		Name:	Darren C. Wallis
		Title:	Managing Partner

AVI CAPITAL PARTNERS, LP

By:	AVI Partners, LLC, its general partner

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Partner

AVI PARTNERS, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Partner

AVI MANAGEMENT, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

/s/ Darren C. Wallis
DARREN C. WALLIS Individually and as attorney-in-fact for James A. Dunn, Jr.

CUSIP NO. 98872B104

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/(Sale)

AVI CAPITAL YANKEE, LP

45,465	5.0308	01/15/2015
106,335	5.1594	01/16/2015
22,917	5.2195	01/20/2015
26,346	5.2929	01/21/2015
16,408	5.3735	01/22/2015
33,620	5.5015	01/23/2015
8,700	5.5214	01/26/2015
1,529	5.3893	01/28/2015
14,100	5.4242	01/29/2015
16,487	5.3977	01/30/2015
37,400	5.6411	02/19/2015
500,000	5.5500	02/19/2015
25,000	5.4355	02/20/2015
55,700	5.4946	02/23/2015
24,110	5.4161	02/23/2015

AVI CAPITAL PARTNERS, LP

18,200	5.4850	02/20/2015